Mail Stop 3561

January 29, 2010

<u>By Facsimile and U.S. Mail</u>

Mr. Gordon J. Muir
Chief Executive Officer
AlphaTrade.com
930 West First Street, Suite 116
North Vancouver, BC Canada   V7P 3N4

> **Re: AlphaTrade.com**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year ended December 31, 2007**
> **Filed April 7, 2009 and March 23, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009 and September 30, 2009**
> **Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **Filed March 23, 2009**
> **File No. 0-25631**

Dear Mr. Muir:

We have reviewed your supplemental response letter dated December 2, 2009 as well as your filings and have the following comments. As noted in our comment letter dated October 6, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2008</u>

1.   We note your response to our prior comment 5 regarding your disclosure on the amount of shares issued to service providers to satisfy an outstanding invoice. Based on your response, the fair values of the stock issued were recorded for the transaction. As such, we believe you should remove your reference to "discounted or discounting" in your statement so as not to imply that you recorded the expenses on a discounted basis.

<u>Item 8. Financial Statements</u>

Audited Financial Statements for Fiscal Years Ended December 31, 2008 and 2007

Statements of Stockholders' (Deficit), page F-8

2.   We note your response to our prior comment 9 regarding the $45,080 designated as stock subscription payable. In future filings, revise your disclosure to identify the corresponding number of shares involved by year and clarify to investors the number of shares which have not yet been issued and why.

Statement of Cash Flows, page F-9

3.   We note your response to our prior comment 10 regarding the presentation of the significant line item "investment received as payment for accounts receivable " within cash flows from operating activities. Note that only items affecting cash flows should be reported in the statement of cash flows. Based on your response, we do not consider investment certificates to be cash or your receipt of them represents cash receipts during the period. If the receipt of the investments affecting the change in the account receivable, you should reflect the receipt within the change in the account receivable line item and separately disclose this non-cash activity. Please revise in future filings.   See paragraph 32 of SFAS 95.

Note 1 – Organization and Summary of Significant Accounting Policies

h. Revenue Recognition and Deferred Revenue, page F-11

4.   We note your responses to prior comments 14, 15 and 16. We are unable to locate your proposed revised disclosures in Exhibit B related to the revenue streams you highlighted in the responses. Also, as indicated in Exhibit B, it appears that you propose to remove the majority of the policy disclosures originally filed within Note 1h of the Form 10-K/A filed on April 7, 2009 in future filings. However, we object to such removal. We believe you should provide a comprehensive revenue recognition policy with respect to different revenue streams including the substance of your responses similar to your proposed revised disclosures for revenue recognition in Exhibit A for the 2007 financial statements. Please confirm to us that you will provide such disclosures in future filings.

m. Accounts Receivable and Bad Debts, page F-15

5.   We note your roll-forward schedule of accounts receivables and response to our prior comment 17 regarding your basis for not increasing the allowance for bad debts in light of a significant increase over the prior year in the accounts receivable balance as of December 31, 2008. According to your roll-forward schedule, your balance of $1.172 million as of December 31, 2008 is comprised of $1.169 million of equity securities not yet received. Clarify to us if the securities had been received by the end of the fiscal

year. If so, we believe you should re-classify the investment securities separately from the accounts receivable balance as of December 31, 2008.

6.   We note the change of your accounting policy from recognizing revenues upon receipts of investment securities to recording accounts receivable at such time the services were appropriately agreed upon during 2008. In this regard, tell us when you had implemented the change in 2008. Clarify for us the meaning of your statement that you record accounts receivable at such time the services were appropriately agreed upon and whether you also recognized revenues at such time the services were appropriately agreed upon rather than upon their completion. If so, explain your GAAP basis behind recording accounts receivable and revenues when the services were appropriately agree upon.

7.   In addition, it appears your prior accounting policy in recognizing revenues upon receipts of investment securities rather than upon completion of services does not comply with SAB 104. In this regard, tell us why you did not restate your prior years' financial statement upon discovery of the accounting errors. We may have further comments.

n. Marketable Securities Available for Sale, page F-16

8.   We note your response to prior comment 18 and the proposed disclosure in Exhibit B. However, your accounting policy for other than temporary impairment does not comply with SAB Topic 5M. Please note that if the decline in fair value is judged to be other than temporary impairment, the cost basis of the individual security should be written down to fair value as a new cost basis and the amount of the write-down should be included in earnings. Please advise us or revise.

9.   We note your proposed revised disclosure for Note 1(n) in Exhibit B and your response to our prior comment 21 regarding the financial statement presentation of your securities to comply with the requirements of paragraph 17 and Appendix A of FSP FAS 115-1. Please revise your disclosure in Exhibit B to include the financial information separately in tabular form for less than 12 months as well as 12 months and greater as indicated in Appendix A.

Note 8. Basic (loss) Per Share, Page F-24

10.   We note your response to prior comment 22. However, we believe the two basic earning per share data presentation is inappropriate in which you appear to use the comprehensive income to calculate the second basic earning per share data ($(0.11) per share). Please remove the second presentation in future filings. Similarly, remove the second diluted earning per share data presentation.

Note 10 – Gain on Settlement of Debt, page F-25

11.   We note your proposed revised disclosure in Exhibit B and your response to our prior
        comment 23 regarding the gain on settlement of debt of $307,974 during 2008. Please
        tell us and disclose, if true that the settlement was with an unrelated third party.

Form 10-Q, for the third fiscal quarter ended September 30, 2009, filed November 16, 2009

Item 3. Control and Procedures, page 18

12.   We note your reference to qualifying language of "no significant change" when
        disclosing the change in internal control over financial reporting. In future filings, please
        remove your reference to "no significant change" and simply say "no change" if true that
        there is no change in internal control over financial reporting. Otherwise, please revise to
        disclose the change. Refer to Item 308 (c) of Regulation S-K.

Exhibits 31.1 and 31.2

13.   The certifications filed with Form 10-Q for the third fiscal quarter ended September 30.
        2009 do not comply with the disclosure requirements of Item 601(b) 31 of Regulation S-
        K. As previously requested in our prior comment 31, please understand each
        certification must contain the exact wording as the form certification provided within the
        rule. The names of each officer should be the same throughout the certification and you
        should use the word "registrant" where appropriate instead of the words "small business
        issuer." Further, the language in paragraph 3 should read …and "other financial
        information" and not "other information" as your certifications now read. Please amend
        the entire Form 10-Q for the third fiscal quarter ended September 30, 2009 and submit
        with the report new certifications with a currently date. Refer to the form certification
        included in Item 601(b) 31 of Regulation S-K.

Form 10-Q, for the fiscal second quarter ended June 30, 2009, filed August 19, 2009

Item 1. Financial Statements

Unaudited Interim Condensed Financial Statements
Statements of Operations and Other Comprehensive Income (Loss), page 5

14.   We note your response to prior comment 27. We are unable to locate Exhibit M, but we
        note your proposed revised disclosure in which you intended to more clearly explain the
        impact of the $240,000 debt forgiven within the MD&A discussion of the proposed Form
        10-Q/A submitted for the period ended June 30, 2009.   Please revise this disclosure in
        more detail explaining the nature of the expenses, how you derive the loss, and your
        reason for not adjusting the specific expense accounts for the $240,000.

Note 6. Lawsuit Settlements, page 12

Professional Bull Riders, Inc. v. Alphatrade.com

15.   We note your response to our prior comment 28 regarding the settlement you agreed to
        on May 21, 2009 with PBR. You disclosed in the second quarter Form 10-Q that you
        agreed to transfer 300,000 shares of common stock of two unrelated entities to PBR as
        part of your settlement agreement. Please advise us if the transfer had been made or if
        there are changes to your agreement regarding the transfer as we cannot locate similar
        disclosures in the third quarter Form 10-Q. If the transfer had been made, tell us and
        disclose how you recorded the transaction.

16.   In addition, it appears that you were able to estimate the contingent liability amount
        related to the PBR litigation for FY 2009 as of September 30, 2009 when the related
        Form 10-Q was filed in November 2009. In this regard, explain to us why you did not
        record an accrual as of September 30, 2009.

Item 2. Management's Discussion and Analysis of Financial Condition or Plan of Operations

Results of Operations, page 14

17.   We note your proposed revised disclosure and your response to our prior comment 29
        relating to the large provision for bad debts of $1,031,477 recorded during the six month
        period ended June 30, 2009. In your response, you state that "[w]ith this hindsight, bad
        debt expense was taken in the periods when the contracts were identified as doubtful."
        Notwithstanding your assessing collectability based on hindsight, it appears you should
        have assessed collectability based on aging and the financial conditions of the customers
        on an ongoing basis. Therefore, it appears you should have recorded estimated provisions
        in periods prior to FY 2009 rather than recording them all during the first quarter 2009. It
        appears the provision charge recorded during the first quarter 2009 is, in fact, out of
        period adjustment reflecting a correction of accounting errors. It also appears that the
        significant increase in receivables recorded were related to prior periods resulting from
        your change of policy in recording receivables and that the increase triggered the
        additional provision charge. If so, please explain why you did not correct the errors by
        restating prior periods' financial statement. We may have further comments.

Item 3. Control and Procedures, page 15

18.   We note your proposed revised disclosure regarding your conclusion that the disclosure
        controls and procedures were not effective for the quarterly period ended June 30, 2009.
        We note that you included in all of your previous filings partial definition of disclosure
        controls and procedures by stating "…is recorded, processed, summarized and reported
        …" but excluding the phrase "...is accumulated and communicated to your management,
        including your principal executive and principal financial officers….." Further, we note

your use of the qualifying language "material information" in your disclosure. In this regard, please revise to delete the word "material" and include either the entire definition, or exclude the entire definition of disclosure controls and procedures in future filings.

Exhibits 31.1 and 31.2

19.   We note your response to our prior comment 31 regarding your proposed revised certifications. However, we are unable to locate your revised certifications for any of the affected reporting periods for FY 2007, 2008 and 2009. Please advise us.

Form 10-Q, for the fiscal first quarter ended March 31, 2009

Item 3. Controls and Procedures, page 16

20.   Notwithstanding your response to our prior comment 32, we note the proposed revised disclosure regarding the continued use of the term "not adequate" in your disclosure controls and procedures conclusion. Please revise to indicate that the disclosure controls and procedures were effective or not effective instead of "not adequate" as of March 31, 2009.

Form 10-K/A, for the fiscal year ended December 31, 2007

Item 8. Financial Statements

Audited Financial Statements for Fiscal Years Ended December 31, 2007 and 2006

General

21.   We note your proposed revised disclosure in Exhibit A and the response to our prior comment 33, but the financial data in Note 9 was not labeled as "restated". Please label the financial information in Note 9 as restated as we previously requested. Also, remove the second earning per share amounts of $(0.11) and $(0.16) for 2007 and 2006, respectively, from Note 9.

Form 10-Q/A, for the fiscal quarter ended September 30, 2008

Note 3. Restated Financial Statements, page 12

22.   Please remove your comprehensive basic and diluted earning per share amounts from Note 3, income statements and elsewhere, as applicable, in the filing and all of your amended Forms 10-Q for FY 2008.

23.   We note your response to our prior comment 36 regarding the reversal of advertising revenues of $2.2 million for the quarter ended September 30, 2008. We note that collectability and a lack of necessary factors to be considered earned revenues are the basis for your reversal. In order for us to better understand the facts and circumstances surrounding the decision to reverse revenues, please clarify for us the nature of the necessary factors and other factors, if any, which caused you to reverse the revenues. Also, it appears that the revenues were related to a prior reporting period in which you encountered subsequent collectability issue related to the receivable. If so, we believe you should record a provision for doubtful accounts instead of reversing the advertising revenues in the quarter ended September 30, 2008. Please explain.

24.   We note your response to our prior comment 37 regarding the reason for the significant adjustments to the general and administrative expense line item in your 2008 Forms 10-Q/A in connection with the correction of an accounting error related to the collectability of advertising revenues. However, we are unable to locate your proposed revised disclosure for the affected 2008 Forms 10-Q/A.   Further, please clarify for us in more detail the nature and the type of errors related to the two $100,000 quarterly expense adjustments you made to the second and third quarterly financial statements and provide us your proposed revised disclosures.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings included all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
    •   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief